UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Text To Tickets, Inc

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
California

Date of organization
January 4, 2017

Physical address of issuer
1200 Gough St., Unit 8B, San Francisco, CA 94109

Website of issuer
https://texttoticket.com/

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5.00% of the number of securities sold.

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a Broker-Dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$750,000

Deadline to reach the target offering amount
November 17, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	January 4th, 2017 (As of Inception)
Total Assets	$0.00
Cash & Cash Equivalents	$0.00
Accounts Receivable	$0.00
Short-term Debt	$0.00
Long-term Debt	$0.00
Revenues/Sales	$0.00
Cost of Goods Sold	$0.00
Taxes Paid	$0.00
Net Income	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
September 1st, 2017

Text To Tickets, Inc



Up to $750,000 of Crowd Notes

Text To Tickets, Inc ("Text To Ticket," "the "Company," "we," "us", or "our"), is offering up to $750,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the company must reach its Target Amount of $25,000 by November 17, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by November 17, 2017, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $750,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to November 17, 2017, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased under Regulation CF is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY, NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the

Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: https://texttoticket.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES
Updates on the status of this Offering may be found at: https://www.seedinvest.com/text.to.ticket

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Text To Tickets, Inc (the "Company") is a California Corporation, formed on January 4, 2017.

The Company is located at 1200 Gough St., Unit 8B, San Francisco, CA 94109.

The Company's website is https://texttoticket.com.

A description of our products as well as our services, process, and business plan can be found on the company's profile page on SeedInvest under https://www.seedinvest.com/text.to.ticket and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business
Text To Ticket is an innovative startup in the emerging field of distracted driving and ordinance enforcement. With proprietary technology and a team of entrepreneurs (a former mayor, law enforcement officers, and attorneys), Text To Ticket is disrupting the code enforcement industry. Our goal is to help make our streets safer by using citizens as sensors.

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Maximum amount of Crowd Notes	$750,000
Minimum investment amount per investor	The minimum investment is this offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.
Offering deadline	November 17, 2017
Use of proceeds	See the description of the use of proceeds on page 10- 11 hereof.
Voting Rights	See the description of the voting rights on page 9-10, 16-17 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We rely on external financing to fund our operations. In addition, we expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The need to respond to technological changes and increased competition;
* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
* Sales and marketing efforts to bring these new product candidates to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of demand for and market acceptance of our products and technologies.

Text to Ticket is pre-revenue. The company has an executed contract with a municipality that is scheduled to be paid once they complete the build out of the product. Before receiving payment, the company will need to finish the build out of the application. If they fail to deliver a refined and finished product they could not receive payment hurting their cash position. Also, if they fail to provide a finished product and fulfill this contract, they could risk hurting their reputation and their ability to obtain future contracts. Even though the application is available for download, it is still being refined, improved, and enhanced. The company is working on fine tuning the finished application and without these necessary improvements, the company could fail to obtain users as well as clients potentially risking the operations of the company.

We are subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

We may not be successful in obtaining any issued patents. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We have two utility patents pending for receiving user submitted video of distracted drivers, and parking violations. They only indicate that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. We were incorporated under the laws of California on January 4, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital. We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Gagan Johal, Jesse Day and Steve Nguyen who are Co-Founders of the Company. The Company has or intends to enter into employment agreements with Gagan Johal, Jesse Day and Steve Nguyen although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Gagan Johal, Jesse Day, and Steve Nguyen or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company has indicated that it has engaged in certain transactions with related persons. Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

If we do not respond to technological changes or upgrade our technology systems, our growth prospects and results of operations could be adversely affected. To remain competitive, we must continue to enhance and improve the functionality and features of our technology infrastructure. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors.

We are and plan to continue working with municipalities. This is a difficult market to break into with a long sales cycle. Furthermore, it will be difficult for us to significantly increase the number of customers that we serve, or to establish ourselves as a well-known brand in the space

We may use the proceeds of this offering to pay back outstanding loans. Our Co-Founder and officer Gagandeep Johal loaned the company $10,000 payable in full on completion of Series A funding. In addition, we have a $52K loan outstanding from L&B Ventures. Per the terms of this loan, the unpaid principal and accrued interest shall be payable upon Text To Ticket receiving any funds (investments, sales, etc). It is agreed that at least 50% of funds that the Company receives (in sales, investments, etc) will go towards paying back the lender. We may use the proceeds of this offering to pay back the above mentioned loans.

The reviewing CPA has included a "going concern" note in the reviewed financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

The company has not yet filed a form D for its pre-seed offering in March 2017. SEC rules require this notice to be filed by companies within 15 days after the first sale of securities in the offering. Additionally, to claim an exclusion or exemption from securities qualification under California law, a Form D filing must be submitted to the California Corporations Commissioner. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. Although Text To Ticket has started the process of filing a form D, there is a risk that a late penalty could apply.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the Company. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the Company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the Company at an amount well below the valuation cap, so you should not view the valuation cap as being an indication of the Company's value. Further any interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation. We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the Company at a future date when specified conditions occur. However, it is unclear how a court in Delaware would interpret the provisions of the Crowd Note in relation to our organization as a limited liability company and since the notes set the number of underlying securities an investor is entitled to now, but do not provide for interest or a maturity date and only convert in limited circumstances. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore upon any conversion you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the Company but may be limited in other information and inspection rights. Furthermore, the Company has issued and may issue convertible notes to investors outside of this offering. Those notes may convert earlier or under terms more favorable than the Crowd Note.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 77.91% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will be bound by an investment management agreement, which limits your voting rights. All Non-Major Purchasers of Crowd Notes will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes vote to terminate the agreement.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Text To Ticket aims to be a mobile app that provides cities with an effective and efficient code enforcement solution that also enables cities to capture additional revenue. Text To Ticket provides an iOS and Android mobile application that allows citizens and government staff to submit code violations and service requests. Service requests can range from reporting potholes to broken streetlights or graffiti. Code enforcement ranges from texting and driving to illegal parking*. This will aid cities in reducing cell phone use while driving to improve community, road, and pedestrian safety. We plan to work closely with local law enforcement and county traffic courts to provide information needed to efficiently issue and enforce tickets. Our app tracks the video location, time, date, route and other necessary information for proper enforcement by the courts. Once the user records the violation, the submission is encrypted and sent securely to our servers where it is digitally signed to prevent tampering. Videos are reviewed and, if approved, are processed for ticket issuance. We are committed to reducing the prevalence of distracted driving.

Business Plan

The Company's Products and/or Services

Product / Service	Description	Current Market
Distracted Driving App	Our Distracted Driving app allows users to submit videos of distracted drivers.	This will aid cities in reducing the amount of cell phone use while driving, and improve community, road, and pedestrian safety. Our solution focuses on increasing road safety by only allowing and accepting videos to be submitted from passengers and pedestrians. Every video submission is reviewed to verify that it is not coming from a driver. Video submissions include various data points such as location, time, date, route, and other necessary information.

The most important areas of future development are as follows:

Parking Enforcement
We are currently developing a Parking Enforcement component that leverages our technology to make a parking enforcement officer's job more efficient. Parking enforcement officers can reduce the amount of time it takes them to write a citation by 50%. Cities also reduce their costs by not having to purchase and maintain expensive proprietary handheld ticketing devices. The app enables not only parking enforcement officers to submit violations, but the general public as well, giving cities the opportunity to generate additional revenue.

Service Requests
We also have a Service Request component in the pipeline, which will allow cities to interact with their communities more efficiently. Users can easily report potholes, abandoned cars, graffiti, and broken street lights with the click of a button. Reports will route directly to the appropriate city department for resolution. Cities will also be able to connect with citizens by pushing notifications and sharing important information such as events and emergency content.

Competition
We compete with red-light camera companies. However, they have the hardware technology, and we have the software. Our plan is to entered into partnership agreements with them. We also complete with the "see Click Fixes" of the world and those all are citizen reporting apps for service requests.

Customer Base

We signed our first City Government Contract in May, 2017. We also have partnership in place with red-light camera companies in place.

Intellectual Property
Patents

Application or Registration #	Title	File Date	Grant Date	Country
62409733	System And Computer Program Product For Receiving User Submitted Video Of Distracted Drivers	October 18, 2016	Pending	U.S.
62467342	System And Computer Program Product For Receiving User Submitted Video Of Parking Violations	March 6, 2017	Pending	U.S.

Governmental/Regulatory Approval and Compliance
In the current climate in government, we believe there are a lot of changes happening around distracted driving ordinances. For example, California has a no phone in your hand at all law that was just passed recently. If this trend continues, it will strengthen the use of our technology to capture the individuals breaking the law.

Litigation
None

Other
The Company's principal address is 1200 Gough St., Unit 8B, San Francisco, CA 94109

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of this offering. If we raise the Minimum Amount of $25,000, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to the SeedInvest and legal, accounting and related expenses), will be approximately $13,875. We plan to use these proceeds as follows:

Use of Proceeds	% of Proceeds	If Target Offering Amount Sold
Operations	5%	$694
Marketing	20%	$2,775
Sales	50%	$6,937
Product Development	25%	$3,469
Total Proceeds	100%	$13,875

We may also use the proceeds to make salary payments, and pay back the $10k loan to our officer Gagandeep Johal, and the $52K loan to L&B Ventures. Additionally, we may use a portion of the proceeds for rent payments for a new office. We have no plans to acquire assets at this point.

If we raise the Maximum Amount of $750,000, the net proceeds of this offering to the issuer will be approximately $684,500. We plan to use these proceeds as follows:

Use of Proceeds	% of Proceeds	If Target Offering Amount Sold

Operations	5%	$34,225
Marketing	15%	$102,679
Sales	55%	$376,475
Product Development	25%	$171,125
Total Proceeds	100%	$684,500

Specifically, we plan to use a portion of this for or meetings with government entities. We would also use a portion of this amount to further product development and customization for deployment to the government entities.

Additionally, we may also use the proceeds to make salary payments, the $10K founder's loan payment, the $52K L&B Ventures Loan and rent payments for a new office. We have no plans to acquire assets at this point.

The above list of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the company.

If we receive funds in our concurrent offering under Rule 506(c) of Regulation D, we may allocate some of those funds to cover some, if not all of the costs, of uses identified above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jesse Day

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, Co-Founder 1/4/2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Jesse Day has a passion for public safety and earned his undergraduate degree in public health, where he learned about and wrote many papers on the effects of distracted driving. He has a love of educating the public and a strong ability to network internally and externally from his field of study. Jesse is always looking at ways to upgrade technology within a public health setting and bring it up to date to today's technology standards.

Name
Gagan Johal

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder 1/4/2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Gagan is a law enforcement officer, spending the last decade dedicating his life to serving the community. He found another way to serve his community by leveraging technology to fight distracted driving and help make a difference in people's lives.

Name
Steve Nguyen

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder 1/4/2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Steve earned a Bachelor of Science in Managerial Economics from the University of California at Davis. He spent many years in both the private sector and government technology consulting, managing staff resourcing across a wide variety of projects. He leveraged his GovTech experience and relationships in both government and enterprise to start Text To Ticket.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jesse Day

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, Co-Founder 1/4/2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Jesse Day has a passion for public safety and earned his undergraduate degree in public health, where he learned about and wrote many papers on the effects of distracted driving. He has a love of educating the public and a strong ability to network internally and externally from his field of study. Jesse is always looking at ways to upgrade technology within a public health setting and bring it up to date to today's technology standards.

Name
Gagan Johal

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder 1/4/2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Gagan is a law enforcement officer, spending the last decade dedicating his life to serving the community. He found another way to serve his community by leveraging technology to fight distracted driving and help make a difference in people's lives.

Name
Steve Nguyen

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder 1/4/2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Steve earned a Bachelor of Science in Managerial Economics from the University of California at Davis. He spent many years in both the private sector and government technology consulting, managing staff resourcing across a wide variety of projects. He leveraged his GovTech experience and relationships in both government and enterprise to start Text To Ticket.

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional Securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Board of Directors

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 4 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

The Company is authorized to issue 10,000,000 shares of common stock, no par value. Upon Inception, the Company agreed to issue 3,250,000 shares of common stock to its four founders. Of these shares, 1,000,000 is subject to vesting over a period of three years with a one-year cliff vest, 2,000,000 shares were purchased for $40,000, and 250,000 was purchased for $100. Accordingly, as of the date of Inception, $40,100 was included in the accompanying balance sheet as a subscription receivable.

Type of security	Common Stock
Amount outstanding	3,250,000
Voting Rights	As provided in the Bylaws, attached in the dataroom of the Text To Ticket Profile on SeedInvest
Anti-Dilution Rights	Not applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	86.36%

On January 10, 2017, the Company issued 100,000 shares of common stock to one individual for a purchase price of $10,000.

On April 27, 2017, one individual received 250,000 shares of restricted common stock. One-third of the shares vest on the one-year anniversary of the grant with the remaining shares vesting monthly over the following two years.

In July 2017, one individual received 250,000 shares of restricted common stock. One-half of the shares vest on the one-year anniversary of the vesting commencement date and the remaining vest monthly over the following one year.

The Company has the following debt outstanding:

Type of debt	Promissory Notes
Name of creditor	Gagan Johal
Amount outstanding	$10,000
Interest rate and payment schedule	0%
Other material terms	Payable in full on completion of Series A funding. Unpaid principal after the due date shall accrue interest at a rate of 10% annually until paid.

Subsequent to January 4, 2017, the Company entered into a promissory note with Gagan Johal, an officer and co-founder of the company, for $10,000 payable in full on completion of Series A funding. Unpaid principal after the due date shall accrue interest at a rate of 10% annually until paid.

Security Type	Money Raised	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	$150,000	03/03/17	Regulation D

On March 3, 2017, the Company entered into a KISS-A equity agreement with a $150,000 purchase price. This is a convertible security instrument issued by the Company to the investor which is convertible to Preferred Stock following the Company's reception of gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales)). After 18 months, the $150,000 may be converted at the option of the holder into the target shares or upon a corporate transaction, as defined by the agreement.

Type of debt	Promissory Note
Name of creditor	L&B Ventures, Inc
Amount outstanding	$52,135.58
Interest rate and payment schedule	0%
Other material terms	The unpaid principal and accrued interest shall be payable upon the borrower receiving any funds (investments, sales, etc). It is agreed that at least 50% of funds that the borrower receives (in sales, investments, etc) will go towards paying back the lender. this will represent the date (the "Due Date").

On August 6th, 2017, the Company entered into a promissory note with L&B Ventures, Inc for $52,000. The unpaid principal and accrued interest shall be payable upon Text To Ticket receiving any funds (investments, sales, etc). It is agreed that at least 50% of funds that the Company receives (in sales, investments, etc) will go towards paying back the lender. this will represent the date (the "Due Date"). The Company can prepay this Note (in whole or in part) prior to the Due Date with no prepayment

Ownership
A majority of the Company is owned by a few people. Those people are Steve Nguyen, Jesse Day, and Gagan Johal.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Steve Nguyen	25.97%
Jesse Day	25.97%
Gagan Johal	25.97%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The Company has a limited operating history and has not generated revenue intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technological changes, changes in local laws, and consumer acceptance. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

The company will recognize revenues from services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed ("ASC 985-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With our current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales.

Following the raise, we anticipate that the burn rate will increase to $15K-$40K/month with combined operations and payroll at 50% (depending on the raise amount).

Liquidity and Capital Resources
We will rely on debt and equity financing for working capital until positive cash flows from operations can be achieved, and have incurred operating losses since Inception. These matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout the next 12 months, the Company intends to fund its operations with funding from co-founder contribution, additional debt and/or equity offerings, a proposed Regulation Crowdfunding offering, and revenue from our operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage Company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a Company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a Company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).
- Once a "qualified equity financing" occurs, the notes may be converted thereafter.

The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $2.5 million valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $750,000 from investors through Regulation Crowdfunding before the deadline of November 17, 2017.

The minimum investment is this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Purchasers of Crowd Notes will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes vote to terminate the agreement.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than non-major investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-Major counterparts.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters
Each prospective Purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the Purchaser of the purchase, ownership, and sale of the Purchaser's Securities, as well as possible changes in the tax laws.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company has a subscription receivable in the amount of $40,100 due from the Company's founders for the shares issued upon formation of the Company. See Note 6 in Exhibit B for related party subsequent events.

In March 2017, the Company entered into a promissory note with the Company's Co-Founder Gagan Johal for $7,000 payable in full on completion of Series A funding. Unpaid principal after the due date shall accrue interest at a rate of 10% annually until paid. The loan was paid back in the same month.

In May 2017, the Company entered into a promissory note with the Company's Co-Founder Gagan Johal for $10,000 payable in full upon completion of its Series A funding. Unpaid principal after the due date shall accrue interest at a rate of 10% annually until paid. The Company may use the proceeds of this offering to pay back the loan.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: N/A

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

The intermediary will notify investors when the target offering amount has been met;

The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;

If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;

If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1.   Personal information such as your current address and phone number
2.   Employment and employer information
3.   Net worth and income information
4.   Social Security Number or government-issued identification
5.   ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1.   The Company becomes a fully-reporting registrant with the SEC
2.   The Company has filed at least one annual report, but has no more than 300 shareholders of record
3.   The Company has filed at least three annual reports, and has no more than $10 million in assets
4.   The Company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5.   The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1.   To the Company that sold the securities
2.   To an accredited investor
3.   As part of an offering registered with the SEC (think IPO)
4.   To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses securities and the Company does not have any plans to list these securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jesse Day
_____
(Signature)

Jesse Day
_____
(Name)

CEO and Co-founder
_____
(Title)

/s/Gagan Johal
_____
(Signature)

Gagan Johal
_____
(Name)

Co-founder
_____
(Title)

/s/ Steven Nguyen
_____
(Signature)

Steven Nguyen
_____
(Name)

Co-founder
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Offering Memorandum Part II of Offering Statement
Exhibit B   Financial Statements
Exhibit C   SeedInvest Profile
Exhibit D   Investor Deck
Exhibit E   Video Transcript

TEXT TO TICKET, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

As of January 4, 2017

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Text to Ticket, Inc.
Index to Financial Statements



dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board of Directors and Management
Text to Ticket, Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Text to Ticket, Inc. (the "Company"), which comprise the balance sheet as of January 4, 2017 ("Inception"), and the related statements of operations, stockholders' deficit, and cash flows for such date, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

Newport Beach, California
July 26, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

TEXT TO TICKET, INC.
BALANCE SHEET
(unaudited)

	January 4, 2017
Assets	
Current assets -	
Cash	$ -
Total assets	$ -
Liabilities and Stockholders' Equity	
Current liabilities -	
Accounts payable	$ -
Total liabilities	-
Commitments and contingencies (Note 3)	-
Stockholders' Equity	
Common stock	-
Subscription receivable	(40,100)
Additional paid-in capital	40,100
Accumulated deficit	-
Total stockholders' equity	-
Total liabilities and stockholders' equity	$ -


TEXT TO TICKET, INC.
STATEMENT OF OPERATIONS
(unaudited)


	January 4, 2017
Revenues	$ -
Operating Expenses-	
General and administrative	-
Total operating expenses	-
Operating income	-
Provision for income taxes	-
Net income	$ -

TEXT TO TICKET, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
(unaudited)

	Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Founders' shares	3,250,000	$ -	$ 40,100	$ (40,100)	$ -	$ -
Net income	-	-	-	-	-	-
Inception, January 4, 2017	3,250,000	$ -	$ 40,100	$ (40,100)	$ -	$ -

TEXT TO TICKET, INC.
STATEMENT CASH FLOWS
(unaudited)

		January 4, 2017
Cash Flows from Operating Activities:		
Net income	$	-
Net cash provided by operating activities		-
Change in cash and cash equivalents		-
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	-
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-
Non cash investing and financing activities:		
Subscription receivable issued for common stock	$	40,100

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

Text to Ticket, Inc. was incorporated on January 4, 2017 ("Inception") in the State of California. The financial statements of Text to Ticket, Inc. (which may be referred to as "Text to Ticket" the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

The Company developed Text To Ticket, a platform and mobile app that allows users who are passengers or pedestrians to submit videos of people using a mobile device while driving. The app tracks the user's location, date, time, longitude, latitude and other legally required information while the user is using the app to record the violation. From there, the information is then encrypted and digitally signed and sent to local agencies. If approved, that user will receive $5.00 for the video submission and that reckless driver will receive a ticket in the mail. Text To Ticket charges a fee for each ticket issued, following a similar business model to existing red light traffic camera companies, which are privately owned and operated. These fees are typically 50% to 80% of the citation amount.

The Text To Ticket platform and associated mobile applications (Android & iOS) are scalable to enable cities to enforce and cite other ordinances as well in a more efficient and effective manner. The Company has leveraged the Text To Ticket technology and platform to develop a parking citation mobile app that allows city parking enforcement officers to replace their traditional handheld ticketing equipment with a mobile smartphone. The app enables parking enforcement officers to quickly record the vehicle license plate and select the parking violation codes. The platform will store the data, process, and mail the citation to the registered vehicle owner.

Text To Ticket reviews each inbound video to determine its validity prior to sending to local agencies, reducing law enforcement's time spent reviewing the videos and issuing citations. Local agencies interact with the platform via a GovPortal that is specific to each municipality that has signed into a contract. This portal allows the agency to review, approve, issue, and track all citations.

Going Concern and Management's Plans
We will rely on debt and equity financing for working capital until positive cash flows from operations can be achieved, and have incurred operating losses since Inception. These matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout the next 12 months, the Company intends to fund its operations with funding from co-founder contribution, additional debt and/or equity offerings, a proposed Regulation Crowdfunding offering, and revenue from our operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance

provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of January 4, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technological changes, changes in local laws, and consumer acceptance. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed ("ASC 985-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With our current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales.

Revenue Recognition
The Company will recognize revenues from services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future offerings. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Income Taxes
The Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with, or know of, any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS EQUITY

Common Stock
The Company is authorized to issue 10,000,000 shares of common stock, no par value.

Upon Inception, the Company agreed to issue 3,250,000 shares of common stock to its four founders. Of these shares, 1,000,000 is subject to vesting over a period of three years with a one-year cliff vest, 2,000,000 shares were purchased for $40,000, and 250,000 was purchased for $100. Accordingly, as of the date of Inception, $40,100 was included in the accompanying balance sheet as a subscription receivable.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has a subscription receivable in the amount of $40,100 due from the Company's founders for the shares issued upon formation of the Company; see Note 4. See Note 6 for related party subsequent events.

NOTE 6 – SUBSEQUENT EVENTS

Subsequent to January 4, 2017, the Company entered into a promissory note with a related party for $10,000 payable in full on completion of Series A funding. Unpaid principal after the due date shall accrue interest at a rate of 10% annually until paid.

On January 10, 2017, the Company issued 100,000 shares of common stock to one individual for a purchase price of $10,000.

On March 3, 2017, the Company entered into a KISS-A equity agreement with a $150,000 purchase price. This is a convertible security instrument issued by the Company to the investor which is convertible to Preferred Stock following the Company's reception of gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales)). After 18 months, the $150,000 may be converted at the option of the holder into the target shares or upon a corporate transaction, as defined by the agreement.

On April 27, 2017, one individual received 250,000 shares of restricted common stock. One-third of the shares vest on the one-year anniversary of the grant with the remaining shares vesting monthly over the following two years.

In July 2017, one individual received 250,000 shares of restricted common stock. One-half of the shares vest on the one-year anniversary of the vesting commencement date and the remaining vest monthly over the following one year.

The Company has evaluated subsequent events that occurred after January 4, 2017 through July 26, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.



Text To Ticket

A mobile app that pays citizens to report ordinance violations. <u>Edit Profile</u>

$500	**$2,500,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Text To Ticket is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Text To Ticket without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the <u>risks and disclosures</u>. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both <u>here</u> and <u>below</u>.

Texting And Driving Tickets Issued In 2012 In CA
450,000

Drivers Text Or Read Texts Per AAA Survey
33%

> Signed its first City Government Contract in May, 2017

> Backed by 500 Startups; Other investors include Kevin Johnson, former mayor and NBA all-star, and Stanton Lee, CA Deputy Attorney General

> Signed a teaming agreement with a leading red-light camera company

> Two utility patents pending for receiving user submitted video of distracted drivers, and parking violations

---

> Round Size: US $750,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Valuation Cap: US $2,500,000

> Target Minimum Raise Amount: US $300,000

> Offering Type: Side by Side Offering

The traditional approach of distracted driving and parking enforcement is ready for disruption.

Text To Ticket is an innovative startup in the emerging field of distracted driving and ordinance enforcement. With proprietary technology and a team of entrepreneurs, Text To Ticket wants to disrupt the code enforcement industry. Our goal is to help make our streets safer by using citizens as sensors.

The Business

Text To Ticket wants to be a mobile app that provides cities with an effective and efficient code enforcement solution that also enables cities to capture additional revenue.

Text To Ticket currently provides an iOS and Android mobile application that allows citizens to submit videos of people using a mobile device while driving to law enforcements and receive a $5 bounty payout. Soon, Text To Ticket plans to bring out an integrated application that will allow citizens and government staff to submit code violations and service requests. Service requests can range from reporting potholes to broken streetlights or graffiti. Code enforcement ranges from texting and driving to illegal parking. The goal is to improve community, road, and pedestrian safety.

We plan to work closely with local law enforcement and county traffic courts to provide information needed to efficiently issue and enforce tickets. Our app tracks the video location, time, date, route and other necessary information for proper enforcement by the courts. Once the user records the violation, the submission is encrypted and sent securely to our servers where it is digitally signed to prevent tampering. Videos are reviewed and, if approved, are processed for ticket issuance.

We are committed to reducing the prevalence of distracted driving.

How Things Work Today

Many people may not realize that red light intersection cameras are privately owned and operated. These companies contract with cities to capture photos/videos of drivers running red lights. Law enforcement uses this evidence to issue tickets to the drivers. These companies receive up to 80% of the fine amount.

California issues approximately 359K tickets annually for distracted driving. Law enforcement estimates capturing less than 5% of these occurrences, leaving over 7 million distracted driving occurrences not ticketed.

In addition, Illegal parking is a huge nuisance to city residents and also represents a significant portion of city revenue, even though many illegally parked cars go un-cited due to lack of city resources.

Cities with significant parking citation revenue:

New York: $534 million

Los Angeles: $250 million

Chicago: $177 million

Houston: $136 million

Phoenix: $99 million

How The Future Looks

We believe cities are looking to adopt cost effective solutions while increasing citizen involvement. Text To Ticket takes a crowdsourced approach to traditional enforcement by utilizing citizens as sensors. An increase from 5% to 15% in capture rate, will represent $144 million in additional citations issued by the state ($160 average fine amount). Text To Ticket calculates its addressable using 50% of fine amount.

Partnerships






Text To Ticket has partnered with a leading traditional red-light camera company, as they recognize that our platform could scale faster than traditional stationary cameras. Text To Ticket mutually benefits from these partnerships by extending our services through their existing red-light camera contracts.

Pitch Deck

TEXT TO TICKET
Working with Government to
Create Better Cities

Product & Service

Distracted Driving

Our Distracted Driving App allows users to submit videos of distracted drivers. This will aid cities in reducing the amount of cell phone use while driving, and improve community, road, and pedestrian safety. Our solution focuses on increasing road safety by only allowing and accepting videos to be submitted from passengers and pedestrians. Every video submission is reviewed to verify that it is not coming from a driver. Video submissions include various data points such as location, time, date, route, and other necessary information.

Parking Enforcement

We are currently developing a Parking Enforcement component that leverages our technology to make a parking enforcement officer's job more efficient. Parking enforcement officers can reduce the amount of time it takes them to write a citation by 50%. Cities can also reduce their costs by not having to purchase and maintain expensive proprietary handheld ticketing devices. The application once carried out, will enable not only parking enforcement officers to submit violations, but the general public as well, giving cities the opportunity to generate additional revenue.

Service Requests

We also have a Service Request component in the pipeline, which will allow cities to interact with their communities more efficiently. Users can easily report pot holes, abandoned cars, graffiti, and broken street lights with the click of a button. Reports will route directly to the appropriate city department for resolution. Cities will also be able to connect with citizens by pushing notifications and sharing important information such as events and emergency content.

Behind The Scenes Technology

Our mobile app feeds data back to a web based portal that can allow cities full access and management of the submissions. The system can also provide customized workflows to route the submissions through review, citation processing, ticket issuance, and collection. We take an API-first approach to our platform, allowing our system to interface with many existing tools. We have two utility patents pending for receiving user submitted video of distracted drivers and parking violations.

Our data is highly secure, employing digital encryption at the point of being sent from the user to Text To Ticket, including digital signature encoding to impede any possible electronic record tampering. We utilize Violation Verification, which includes digital certifications and audit trails for each system transaction. We leverage a 256-bit Encrypted Notice Authorization Module that deploys robust user management and security protocols, with explicit authentication and user access protocols.

Each Transaction is documented and archived, resulting in a vertically-integrated solution and permanent safeguards throughout the entire life-cycle of the enforcement process. Text To Ticket does not require data and videos to be physically or electronically transferred between different vendors or City agencies, to ensure a preserved and secure chain of custody.

Gallery





TextToTicket
00:00
vimeo

Media Mentions



Team Story

Text To Ticket was the brainchild of a group of friends. It started one night when they were all out in San Francisco. While on their way to cross the street, they were cut off and almost hit by a distracted driver. With backgrounds in public health, law enforcement, and entrepreneurship, it sparked a heated conversation and debate that lasted for the next several days. In the end, the idea of Text To Ticket was born. After several months of development, filing patents, and research, they were finally able to launch a product that they are all proud of. Distracted driving is a growing problem, and as a team, they are committed to making cities safer for drivers and pedestrians. We hope you will join us on our mission!

Founders and Officers



Jesse Day
CEO & CO-FOUNDER

Jesse Day has a passion for public safety and earned his undergraduate degree in public health, where he learned about and wrote many papers on the effects of distracted driving. He has a love of educating the public and a strong ability to network internally and externally from his field of study. Jesse is always looking at ways to upgrade technology within a public health setting and bring it up to date to today's technology standards.



Gagan Johal
CO-FOUNDER

Gagan is a law enforcement officer, spending the last decade dedicating his life to serving the community. He found another way to serve his community by leveraging technology to fight distracted driving and help make a difference in people's lives.



Steve Nguyen
CO-FOUNDER

Steve earned a Bachelor of Science in Managerial Economics from the University of California at Davis. He spent many years in both the private sector and government technology consulting, managing staff resources across a wide variety of projects. He leveraged his GovTech experience and relationships in both government and enterprise to start Text To Ticket.

Key Team Members

PROFILE MENU



Paul Sohal
EMPLOYEE





Notable Advisors & Investors

Stanton Lee
Investor, Deputy California Attorney General

500 Startups
Investor, Top Silicon Valley VC

Kevin Johnson
Advisor, Former Mayor of Sacramento

Q&A with the Founder

Q: Can you please provide color on your product roadmap? Both future and historical (when the app was launched).

Text To Ticket: The product (distracted driving App) was officially launched on January 4th, 2017. The application is up and running on iOS and Google play. We are reiterating right now to include a parking application. This is built out pending just small fixes at the moment. Going forward, we want to make sure the technology is customized based on what each individual municipality would want for its own white-labeled application. In addition, we have a back-end system that they can use to review the videos or generate citations. We are working to help integrate this into our partner companies' systems.

Q: What exactly is line 6 of your financials projections? What about line 12, 13 and 14?

Text To Ticket: Line 6 of the financial projections file is for white-labeling of the application. The white-labeling is a one time fee for the municipality. We would be looking to start with the one we already obtained, move to adding two additional on top of the previous. Our goal is to increase the number of contracts by two a month until a maximum of 23. On line 8 it shows the base cost per month for a recurring fee that the municipality has to pay to utilize the application after the white label. This number can actually fluctuate depending on the amount of traffic that the municipality will receive for videos. We based the projections off of the contract that we currently are working with a city to implement. We are in a signed non-disclosure and cannot mention their name until they do a press release.

Q: Can you please elaborate more on your partnerships with the red-light camera company? Who are they? Does anyone else have these partnerships? What will these partnerships do for you?

Text To Ticket: We are partnered with a red-light traffic camera company. We signed an NDA with the company, and cannot disclose additional information. As far as what they are willing to do for us, we are working with them to utilize their contacts to create our relationship. Since they have more experience in selling to municipalities, they can help cross-sell our services. Lastly, we will be integrating our platform to their backend, so that they can do the ticket issuance when it gets to that point. Their incentive is the ability to bring on new technology to their company. They did the same with a license plate technology that scans and sends out bills when you are crossing the bay bridge etc.

Q: Jesse, you are CEO of a 5-month-old company and only own about 20%. Can you please provide us more comfort that you are invested in the long term?

Text To Ticket: Fair question. I am invested for the long-term. I work on this personally probably 12+ hours a day. I want to get the highest possible outcome in the next 12 months. I am boots on the ground day to day.

Q: What is the minimum amount of money you would be comfortable raising in total and why? What is the maximum and why?

Text To Ticket: The minimum we would be looking to raise is $250k. This will give us enough to bring on an additional business development manager for the next milestones. It will get us enough growth so we can then raise additional capital. The maximum for us would be to raise $1.25M. This will allow us to consistently grow for the next 18 months, which will get us to the 18-month convertible maturity date. *Note: the maximum for the SeedInvest Round is $750K.

Q: What is the $67K under liabilities?

Text To Ticket: The amount of $67k was a loan to the company from a thrid-party, which since has been paid back.

Q: Can you provide more color to your revenue models?

Text To Ticket: Our revenue model is based on a municipality white-labeling our application. They can choose the services they want. Based on those services, and their projected volume or submissions, they are given a white-labeling fee and a monthly rate. Alternatively, if they choose to utilize our standard application based on ticket volume, they would pay a monthly fee or pay a commission of the ticketed amount.

Q: What is the $7,000 in March in "uncategorized income?

Text To Ticket: The $7,000 in March in "uncategorized income" is a short-term loan from one of the Co-founders Gagan. This was mistakenly listed in the P&L under "uncategorized income", and should be removed. The loan was paid back in the same month. Separately, there is a $10K loan made from Gagan to the company in May. That loan is set to be paid at the completion of the fundraising round.

Q: Please elaborate more on your exit strategy.

Text To Ticket: The end goal is to be acquired by a red-light camera company to expand its portfolio of services.

Q: Can you elaborate on your customer acquisition strategy, and how you plan to scale?

Text To Ticket: We are going with the most cost effective route - utilizing our partnership. Our partner currently has many contracts with municipalities all over the US for photo/video enforcement services. They can work with us to cross-sell our services to their existing clients. The cost for this is very minimal. In addition, we plan to hire our own sales team to go out and sell directly to other markets/potential clients.

Q: Has the company raised any prior capital?

Text To Ticket: We issued a KISS-A equity agreement with a $150,000 purchase price in March, 2017. The Note is convertible to Preferred Stock following our reception of gross proceeds of no less than $1M, and it will convert into 6% equity in the company.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $750,000	US $750,000
Minimum investment	$20,000	US $500
Target minimum	US $300,000	US $300,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $2,500,000	US $2,500,000



PROFILE MENU

Interest rate	5.0%	5.0%
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with Text To Ticket's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with Text To Ticket's offering materials for additional details.
Closing Terms	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by the last day of the campaign no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by the last day of the campaign no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

If Minimum Amount Is Raised

Operations and Salary
Marketing
Sales
Product Development

If Maximum Amount Is Raised

Operations and Salary
Sales
Marketing
Product Development

Financial Discussion

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Capitalization

The Company has issued the following outstanding Securities:

The Company is authorized to issue 10,000,000 shares of common stock, no par value. Upon Inception, the Company agreed to issue 3,250,000 shares of common stock to its four founders. Of these shares, 1,000,000 is subject to vesting over a period of three years with a one-year cliff vest, 2,000,000 shares were purchased for $40,000, and 250,000 was purchased for $100. Accordingly, as of the date of Inception, $40,100 was included in the accompanying balance sheet as a subscription receivable.

On January 10, 2017, the Company issued 100,000 shares of common stock to one individual for a purchase price of $10,000.

On April 27, 2017, one individual received 250,000 shares of restricted common stock. One-third of the shares vest on the one-year anniversary of the grant with the remaining shares vesting monthly over the following two years.

In July 2017, one individual received 250,000 shares of restricted common stock. One-half of the shares vest on the one-year anniversary of the vesting commencement date and the remaining vest monthly over the following one year.

Subsequent to January 4, 2017, the Company entered into a promissory note with Gagan Johal, an officer and co-founder of the company, for $10,000 payable in full on completion of Series A funding. Unpaid principal after the due date shall accrue interest at a rate of 10% annually until paid.

On March 3, 2017, the Company entered into a KISS-A equity agreement with a $150,000 purchase price. This is a convertible security instrument issued by the Company to the investor which is convertible to Preferred Stock following the Company's reception of gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales)). After 18 months, the $150,000 may be converted at the option of the holder into the target shares or upon a corporate transaction, as defined by the agreement.

On August 6th, 2017, the Company entered into a promissory note with L&B Ventures, Inc for $52,000. The unpaid principal and accrued interest shall be payable upon the Text To Ticket receiving any funds (investments, sales, etc). It is agreed that at least 50% of funds that the Company receives (in sales, investments, etc) will go towards paying back the lender. this will represent the date (the "Due Date"). The Company can prepay this Note (in whole or in part) prior to the Due Date with no prepayment.

Operations

The Company has a limited operating history and has not generated revenue intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technological changes, changes in local laws, and consumer acceptance. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

The company will recognize revenues from services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed ("ASC 985-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With our current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales.

Following the raise, we anticipate that the burn rate will increase to $15K-$40K/month with combined operations and payroll at 50% (depending on the raise amount).

Liquidity and Capital Resources

We will rely on debt and equity financing for working capital until positive cash flows from operations can be achieved, and have incurred operating losses since Inception. These matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout the next 12 months, the Company intends to fund its operations with funding from co-founder contribution, additional debt and/or equity offerings, a proposed Regulation Crowdfunding offering, and revenue from our operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Highlights
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Financial Discussion
Market Landscape
Form C
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SeedInvest

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.



The market indicates that all things are turning to technology. From consumers turning their personal vehicles into taxis with Uber, to homeowners renting out their homes on Airbnb, markets have drastically changed in the way services are delivered. Traffic enforcement used to require a police officer pulling over a driver. Today, if you are speeding or running a red light, you just get a ticket in the mail. Technology is changing the way these services are being delivered.

About 359K distracted driving tickets are issued in California annually. Law enforcement believes these tickets represent less than 5% of the distracted driving occurrences. That means that at least 7 million tickets could have been issued in that year. This represents $1 billion in distracted driving fines in just one state.

Parking Enforcement will represent another revenue channel for Text To Ticket.

City annual parking revenue:

Los Angeles: $250 million

New York: $534 million

Chicago: $176 million

Houston: $136 million

Phoenix: $99 million

Capturing a small percentage of this market can result in significant revenue opportunities.

Risks and Disclosures

Risks Related to the Company's Business and Industry

We rely on external financing to fund our operations. In addition, we expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

Text to Ticket is pre-revenue. The company has an executed contract with a municipality that is scheduled to be paid once they complete the build out of the product. Before receiving payment, the company will need to finish the build out of the application. If they fail to deliver a refined and finished product they could not receive payment hurting their cash position. Also, if they fail to provide a finished product and fulfill this contract, they could risk hurting their reputation and their ability to obtain future contracts. Even though the application is available for download, it is still being refined, improved, and enhanced. The company is working on fine tuning the finished application and without these necessary improvements, the company could fail to obtain users as well as clients potentially risking the operations of the company.

We are subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

We may not be successful in obtaining any issued patents. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We have two utility patents pending for receiving user submitted video of distracted drivers, and parking violations. They only indicate that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. We were incorporated under the laws of California on January 4, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital. We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Gagan Johal, Jesse Day and Steve Nguyen who are Co-Founders of the Company. The Company has or intends to enter into employment agreements with Gagan Johal, Jesse Day and Steve Nguyen although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Gagan Johal, Jesse Day, and Steve Nguyen or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company has indicated that it has engaged in certain transactions with related persons. Please see the section of the Form C entitled "Transactions with Related Persons and Conflicts of Interest" for further details. We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

If we do not respond to technological changes or upgrade our technology systems, our growth prospects and results of operations could be adversely affected. To remain competitive, we must continue to enhance and improve the functionality and features of our technology infrastructure. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors.

We are and plan to continue working with municipalities. This is a difficult market to break into with a long sales cycle. Furthermore, it will be difficult for us to significantly increase the number of customers that we serve, or to establish ourselves as a well-known brand in the space.

We may use the proceeds of this offering to pay back outstanding loans. Our Co-Founder and officer Gagandeep Johal loaned the company $10,000 payable in full on completion of Series A funding. In addition, we have a $52K loan outstanding from L&B Ventures. Per the terms of this loan, the unpaid principal and accrued interest shall be payable upon Text To Ticket receiving any funds (investments, sales, etc). It is agreed that at least 50% of funds that the Company receives (in sales, investments, etc) will go towards paying back the lender. We may use the proceeds of this offering to pay back the above mentioned loans.

The reviewing CPA has included a "going concern" note in the reviewed financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

The company has not yet filed a form D for its pre-seed offering in March 2017. SEC rules require this notice to be filed by companies within 15 days after the first sale of securities in the offering. Additionally, to claim an exclusion or exemption from securities qualification under California law, a Form D filing must be submitted to the California Corporations Commissioner. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. Although Text To Ticket has started the process of filing a form D, there is a risk that a late penalty could apply.

Risks Related to the Securities

The Crowd Note Convertible Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Note Convertible Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note Convertible Notes. Because the Crowd Note Convertible Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note Convertible Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Crowd Note Convertible Notes may also adversely affect the price that you might be able to obtain for the Crowd Note Convertible Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the Company. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the Company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the Company at an amount well below the valuation cap, so you should not view the valuation cap as being an indication of the Company's value. Further any interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation. We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the Company at a future date when specified conditions occur. However, it is unclear how a court in Delaware would interpret the provisions of the Crowd Note in relation to our organization as a limited liability company and since the notes set the number of underlying securities an investor is entitled to now, but do not provide for interest or a maturity date and only convert in limited circumstances. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore upon any conversion you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the Company but may be limited in other information and inspection rights. Furthermore, the Company has issued and may issue convertible notes to investors outside of this offering. Those notes may convert earlier or under terms more favorable than the Crowd Note.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 77.91% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will be bound by an investment management agreement, which limits your voting rights. All Non-Major Purchasers of Crowd Notes will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes vote to terminate the agreement.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



Text To Ticket's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Text To Ticket's Form C

Data Room

NAME	TYPE
Pitch Deck and Overview (1 file)	Folder
Product or Service (3 files)	Folder
Financials (2 files)	Folder
Fundraising Round (1 file)	Folder
Investor Agreements (2 files)	Folder
Miscellaneous (3 files)	Folder

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TEXT TO TICKET

Working with Government to Create Better Cities



This presentation contains offering materials prepared solely by Text To Ticket, Inc without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

THE PROBLEM

Managing Ordinances



Parking Enforcement



Abandoned Vehicles



Code Enforcement



Distracted Driving



Broken Lights



Pot Holes

GOVERNMENT
Limited Resources



POLICE
Police are generally focused on higher priority calls and limited on manpower



LIMITED RESOURCES
Municipalities have limited budgets making it difficult to address all ordinances in a timely manner




NOT ENOUGH PEOPLE
At the end of the day, there simply aren't enough people or budget to address most problems




Verizon LTE
8:16 PM
HOME
Ticketing Services
Service Request
City Information
Pay For Ticket

THE SOLUTION

Community Sourced

Citizen As Sensors

The community should be able to report issues and ordinance violations easily, and municipalities should be able to address and ticket violations more efficiently

Each Submission Is Tracked

Date | Time | Location

Text to ticket currently only has a distracted driving App. The company is working to integrate Parking Enforcement and City Service Request functionalities. The above screen shot of a City Service Request App is a mock-up for illustrative purposes only. It does not represent guarantees of future results, levels of activity, performance, or achievements.

THE SOLUTION

Community As Sensors



Notice of Violation/ Issue
Citizen sees a violation or an issue



Report
They report the violation or issue through the app. This includes images/ video. All submissions are tracked



Violation/ Issue is Reviewed
The submissions are reviewed and then action is decided by the proper department



Ticket Issued
A ticket is issued and mailed to the violator

OR



Service Request
The service request is dispatched

Text to ticket does not currently have a City Service Request App. These statements represent future, rather than current offerings, and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.



SERVICE OPTIONS



Distracted Driving App:

Cities can sign up for our public app. Citizens submit violations/ issues directly to us which we'll vet and forward to the city.



Unique City App:

City will get its own uniquely named app. Cities can pick and choose which reporting options they want.



Parking Enforcement App:

Citizens submit parking violations and are able to pay their parking tickets.

Text to ticket currently only has a Distracted Driving App. The company is working to integrate Unique City Service Request and Parking Enforcement functionalities. This slide represents future, rather than current offerings, and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.



HAS THIS
BEEN DONE BEFORE?



Yes.
Red light traffic camera companies forward photos/ videos of people running red lights to local municipalities for ticket issuance. We follow the same chain of custody with our technology.



Yes.
Municipalities are looking to have unique custom apps built, enabling citizens to interact with government more effectively.

TEXT & DRIVING
The Market



450,000 texting and driving tickets were issued in 2012 in California alone.



Law enforcement believes they only captured 5% of possible violations.

THE POSSIBILITIES

Text To Ticket is addressing a $6.75M market in California alone through a commission/ processing fee of $15/ticket for 450,000 tickets.

Increasing the capture rate from 5% to 25% would generate $27M in just one state alone.

The 450,000 tickets and 5% capture rate are estimated based on data from the previous slide. This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

PARKING ENFORCEMENT
The Market

$250M

Los Angeles generated over $250M in parking enforcement revenue ($68 average ticket amount)

$98M

Phoenix generated over $98M in parking enforcement revenue ($78 average ticket amount)

$534M

New York City generated over $534M in parking enforcement revenue ($45 average ticket amount)

GOALS

-Capturing 25%



25%=$31.25M

Capturing 25% of that market can result in over $31.25M in revenue from just one city.

*25% of $250M of City of Los Angeles citation revenue with at least 50% of citation amount retained as a service fee. This figure reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

TIME EXPIRED
NO
STOPPING
7AM-9 00 AM

AN EXPERT TEAM



Jesse Day
Co-Founder
Public Safety



Steve Nguyen
Co-Founder
Government Technology



Gagan Johal
Co-Founder
Law Enforcement



Kevin Johnson
Advisor
Former Mayor of Sacramento
Former President of The US Conference
of Mayors

Introduction

Intro screen: Text To Ticket

Working to make cities more efficient with community engagement.

Text To Ticket provides mobile solutions for communities and local governments to work together more efficiently. From allowing a citizen to report someone parked in front of a fire hydrant to requesting service for an abandoned car, we provide fast, innovate and affordable solutions.

Currently information reaches local government through phone calls, emails, or walk in reporting. Governments get overwhelmed and unable to set a priority to each citizen's concern.

That's where Text To Ticket comes in, we provide a new innovative and efficient way for communities and local government to work together creating smarter cities.

Here's how it works.

The platform is used by community members and local government staff: Let's look at how reporting a parking violation would work.

When a citizen see's a possible violation, all they have to do is take out their smart phone, open the app, select parking enforcement and then choose the type of violation.

Let's say they see a car parked in a disabled spot with no placard. They would select on the app "Disabled Parking Spot Violation"

Once they make their selection they can view a quick example video on how to properly submit the video. From there, they record the violation.

In this case, they would only need to capture the vehicle, the vehicle license plate, front and back and windshield showing that there is no handicap placard. While recording the video through the app, our technology tracks the date, time, location and other information required for chain of custody to properly enforce a ticket in court.

Once submitted, that video is either reviewed by the local government parking enforcement department or our agency to verify there is a violation. If so, a ticket is then created and mailed out to the registered owner. The process can be automated by our back office or local government.

This platform is used not only by community members, but now seen as a way for parking enforcement

agencies to update their technology and work more efficiently.

Cities all over the nation are turning to mobile apps to create more efficient and smarter cities. We provide custom and affordable solutions for government and their communities to work together as one.

Sign up today for a quick demo and to learn more about how we can not only save your city money, but help you create additional revenue to help grow the city.

Ending screen

Text To Ticket

Working to make cities more efficient with community engagement.